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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-22388

         (Check One)

         [ ] Form 10-K and Form 10-KSB   [ ] Form 11-K

         [ ] Form 20-F   [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

         For Period ended  June 30, 2001
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         [ ] Transition Report on Form 10-K and Form 10-KSB

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q and Form 10-QSB

         [ ] Transition Report on Form N-SAR

         For the Transition Period ended
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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
         Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

         Full Name of registrant         Nextgen Communications Corporation
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         Former name if applicable  U S Industrial Services, Inc.
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         Address of principal executive office (Street and number)
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                                                11850 Jones Road
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         City, State and Zip code               Houston, Texas 77070
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                                     PART II
                            RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.
(Check box if appropriate.)

[X] (a) the response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         The registrant has experienced delays in completing its financial statements as a result of the acquisition of a subsidiary consummated on June 29, 2001.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.


Kathleen L. Harris, Chief Financial Officer            (281) 970-9859
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         (Name)                                 (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
                                                  [X] Yes        [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                  [X] Yes        [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                       Nextgen Communications Corporation
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                  (Name of Registrant as Specified in Charter)


         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    August 14, 2001         By:  /s/ KATHLEEN L. HARRIS
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                                     Kathleen L. Harris, Chief Financial Officer


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                          ATTACHMENT TO FORM 12b-25 FOR

                       NEXTGEN COMMUNICATIONS CORPORATION

                    PART IV (3) - EXPLANATION OF SIGNIFICANT
                         CHANGE IN RESULTS OF OPERATIONS

         The significant change in results of operations from the fiscal quarter ended June 30, 2000 to be reflected by the earnings statements to be included in the Form 10-QSB for the fiscal quarter ended June 30, 2001 are a result of the sale by the registrant, on December 7, 2000, of all of the outstanding capital stock of P.W. Stephens Environmental Corp., P.W. Stephens Contractors, Inc., P.W. Stephens Services, Inc. and P.W. Stephens Northwest, Inc. (collectively, the "Subsidiaries"), each of which was a wholly-owned subsidiary of the registrant. The sale of the Subsidiaries represents the registrant's sale of its final remaining environmental services businesses. The operations of the Subsidiaries provided a substantial portion of the Registrant's revenues and corresponding expenses in the fiscal quarter ended June 30, 2000.